SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)
            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1) 1



                                 VALENTIS, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    91913E02
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

             [ ] Rule 13d-1(b)
             [x] Rule 13d-1(c)
             [ ] Rule 13d-1(d)

     ---------------------

     1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91913E02                  13G                    Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Brantrock Advisors, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
   NUMBER OF   5.   SOLE VOTING POWER
                    1,229,367 Shares Common Stock
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                                       -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
                    1,229,367 Shares Common Stock
  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER
                                       -0-
    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,229,367 Shares Common Stock
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.25% of Common Stock (see responses to Item 4)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
                                     CO/IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91913E02                     13G                    Page 3 of 6 Pages


Item 1(a).  Name of Issuer:
            Valentis, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            863A Mitten Road
            Burlingame, CA 94010

Item 2(a).  Name of Person Filing:
            Brantrock Advisors, Inc.

Item 2(b).  Address of Principal Business Office, or if None, Residence:
            9465 Wilshire Boulevard
            Suite 900
            Beverly Hills, CA  90212

Item 2(c).  Citizenship:
            California

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            91913E02

CUSIP No. 91913E02                     13G                    Page 4 of 6 Pages

Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
     (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act; Not applicable.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act; Not applicable.

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act; Not applicable.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act; Not applicable.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); Not applicable.

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F); Not applicable.

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); Not applicable.

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act; Not applicable.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; Not applicable.

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). Not applicable. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

Item 4. Ownership

     (a)  Amount beneficially owned:
          1,229,367 shares Common Stock.

     (b)  Percent of class:
          9.25 % of Common Stock.

CUSIP No. 91913E02                     13G                    Page 5 of 6 Pages

     (c)  Number of shares as to which such person  has:

          (i) Sole power to vote or to direct the vote: 1,136,884 shares of Common Stock.

          (ii) Shared power to vote or to direct the vote: None.

          (iii)Sole power to dispose or direct the disposition of: 1,136,884 shares of Common Stock.

          (iv) Shared power to dispose or to direct the disposition of: None.

Item 5. Ownership of Five Percent or Less of a Class.
          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.

Item  8.  Identification  and  Classification  of  Members  of  the  Group.
          Not applicable.

Item 9. Notice of Dissolution of Group.
          Not applicable.

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 91913E02                     13G                    Page 6 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this day 14 of February, 2005.

                                     Brantrock Advisors, Inc.


                                         /S/THOMAS SPIEGEL
                                     By: -----------------------
                                         Thomas Spiegel
                                         Chief Executive Officer